Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com John T. Gaffney Direct: +1 212.351.2626 Fax: +1 212.351.6326 JGaffney@gibsondunn.com

September 3, 2013

VIA EDGAR

Ms. Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Steinway Musical Instruments, Inc.

Schedule 14D-9 filed August 21, 2013

Schedule 14D-9C filed August 15, 2013

Schedule 14D-9C filed August 14, 2013

File No. 5-46651

Dear Ms. Chalk:

On behalf of Steinway Musical Instruments, Inc., a Delaware corporation (the “Company”), we are writing in response to the comment letter, dated August 29, 2013 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s above-referenced Schedule 14D-9, filed with the Commission on August 21, 2013 (the “Schedule 14D-9”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics, followed by the responses of the Company. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Schedule 14D-9. Page numbers and other similar references used in the Staff’s comments and the Company’s responses below refer to the Schedule 14D-9, unless otherwise noted.

Response to Staff Comments

Schedule 14D-9 filed August 21, 2013

1.	We note the disclosure in the bidder’s Offer to Purchase that if the offer closes, it can accomplish the merger without a vote of shareholders pursuant to Section 251(h) of the DGCL. However, bidder also has the right to exercise a Top-Up

Ms. Christina Chalk

September 3, 2013

Option after the offer closes and effect a merger under Section 253 of the DGCL. Explain how, if at all, these different options for effecting the squeeze out of Steinway shares not tendered in the offer affect the rights of remaining minority shareholders, including any differences with respect to how appraisal rights are perfected.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that there are no relevant differences in the rights of the Company’s remaining minority stockholders depending on whether the Merger is effected pursuant to Section 251(h) or Section 253 of the DGCL.

However, in response to the Staff’s comment, the Company is revising the second full paragraph on page 2 by deleting it in its entirety and replacing it with the following:

“Immediately following the purchase of shares of Company Common Stock in the Offer, in accordance with the terms of the Merger Agreement, the parties to the Merger Agreement will complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. The Company does not foresee any reason that would prevent the parties to the Merger Agreement from completing the Merger pursuant to Section 251(h) of the DGCL within one business day following the consummation of the Offer. However, in the event that the parties to the Merger Agreement are unable for any reason to complete the Merger pursuant to Section 251(h) of the DGCL within one business day following the consummation of the Offer, and if Acquisition Sub does not acquire at least one share of Company Common Stock more than 90% of the fully-diluted shares in the Offer, then, under the Merger Agreement, Acquisition Sub has been granted the Top-Up Option (as defined below), subject to certain limitations, to purchase from the Company the lowest number of additional shares sufficient to cause Acquisition Sub to own one share more than 90% of the shares of Company Common Stock then outstanding on a fully-diluted basis at a price per share equal to the Offer Price. The Top-Up Option may not be exercised more than once, and following the exercise of the Top-Up Option, Acquisition Sub will effect the Merger pursuant to Section 253 of the DGCL without a vote of the stockholders of the Company. Whether the Merger is effected pursuant to Section 251(h) or Section 253 of the DGCL, (i) stockholders of the Company will be entitled to appraisal rights under Delaware law if they do not tender shares of Company Common Stock in the Offer and (ii) stockholders of the Company who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their shares of Company Common Stock as was payable in the Offer.”

Ms. Christina Chalk

September 3, 2013

The Company is revising the last full paragraph on page 34 (continuing onto page 35) by deleting it in its entirety and replacing it with the following:

“If the Offer is consummated, we do not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, in accordance with the terms of the Merger Agreement, the parties to the Merger Agreement will effect the closing of the Merger within one business day following the consummation of the Offer without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. We do not foresee any reason that would prevent the parties to the Merger Agreement from completing the Merger pursuant to Section 251(h) of the DGCL within one business day following the consummation of the Offer. Section 253 of the DGCL provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company can effect a short form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, the Merger Agreement provides that if the parties do not complete the Merger within one business day following the consummation of the Offer and the Top-Up Option has been exercised in accordance with the terms of the Merger Agreement, Parent is permitted to effect the Merger without prior notice to, or any action by, any other stockholder in accordance with Section 253 of the DGCL. Whether the Merger is effected pursuant to Section 251(h) or Section 253 of the DGCL, (i) stockholders of the Company will be entitled to appraisal rights under Delaware law if they do not tender shares of Company Common Stock in the Offer and (ii) stockholders of the Company who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their shares of Company Common Stock as was payable in the Offer.”

2.	Here or where appropriate in the offer materials, provide more specifics about the exercise of appraisal rights, including when you will provide the additional notice describing those rights under DGCL and the time involved in perfecting them. Given that a merger effected under Section 251(h) would be consummated within one day of the termination of the offer, when and how will the additional information about appraisal rights be provided to Steinway shareholders?

Ms. Christina Chalk

September 3, 2013

Response:

The Company acknowledges the Staff’s comment. While the Company believes that disclosure regarding appraisal rights in connection with the Merger is not required, in response to the Staff’s comment, the Company has confirmed with Parent and Acquisition Sub that they intend, in accordance with Section 262(d)(2) of the DGCL, to cause the Surviving Corporation to deliver a notice of appraisal rights to stockholders within 10 days of the effective date of the Merger and the Company is revising the first full paragraph on page 33 by inserting the following sentence as the last sentence of such paragraph:

“If the Merger is completed, Parent and Acquisition Sub have informed the Company that they will cause the Surviving Corporation to deliver the notice required by Section 262(d)(2) of the DGCL, which provides notification of the availability of appraisal rights, within 10 days of the closing of the Merger.”

* * *

Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, the Company hereby acknowledge the Staff’s position that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 351-2626.

Sincerely,

/s/ John T. Gaffney

John T. Gaffney